SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐            No    ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 30, 2020.

TRANSLATION

Autonomous City of Buenos Aires, April 30, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: General Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. held on April 30, 2020 Summary

Dear Sirs:

The purpose of this letter is to comply with the requirements of the ByMA Listing Regulations.

In that connection, YPF S.A. (“YPF” or the “Company”) hereby informs that on April 30, 2020, after having complied with all applicable legal requirements, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF was remotely held, with the presence of 92,36% of YPF’s outstanding capital stock, and with the presence of the representatives of the Buenos Aires Stock Exchange and of the Comisión Nacional de Valores.

Below is a description of the resolutions adopted upon consideration and discussion of each of the matters on the agenda:

PRELIMINARY ITEM: Holding of Shareholders’ Meeting remotely in accordance with the provisions of General Resolution No. 830/2020 of the National Securities Commission.

The Shareholders’ Meeting approved by an absolute majority of computable votes to hold the meeting remotely.

1. Appointment of two shareholders to sign the minutes of the meeting.

The Shareholders’ Meeting approved by a majority of computable votes to designate the representatives of the Argentine National Government—Secretary of Energy for Class “A” and Fondo de Garantía de Sustentabilidad (FGS) del Régimen Previsional Público de Reparto -ANSES- Ley 26,425 to sign the minutes of the meeting.

2. Exemption from the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the creation of a long-term share compensation plan for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

The Shareholders’ Meeting approved by a majority of computable votes to exempt from the preemptive offer of shares as provided in Article 67 of Law No. 26,831 for the authorization to deliver in a timely manner the YPF shares acquired to beneficiary employees of the Long-Term Stock-based Compensation Program; and to include in the proposal for allocation of the results of the fiscal year the creation of a special reserve fund to acquire shares of the Company to be allocated to said Plan, where applicable (according to Articles 64 and 67 of Law No. 26,831).

3. Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Individual and Consolidated, with their notes and related documents, and the Reports of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 43, which began on January 1, 2019 and ended on December 31, 2019.

The Shareholders’ Meeting approved by a majority of computable votes the documentation under consideration, without modifications.

4. Consideration of the accumulated results as of December 31, 2019. Absorption of losses. Constitution of reserves. Distribution of dividends.

The Shareholders’ Meeting approved by a majority of computable votes the following:

a) to completely eliminate the reserve for future dividends, the reserve for purchasing YPF shares and the reserve for investments; b) to fully absorb accumulated losses in unallocated results of up to Ps.$34,071 million against amounts corresponding to the discontinued reserves for up to that amount; and c) to allocate the remaining of the discontinued reserves for up to Ps.$13,184 million as follows: (i) Ps.$550 million to stablish a reserve for purchasing YPF shares, in order to grant the Board of Directors the possibility to acquire YPF shares, subject to the provisions under the “Bonus and incentives plan” of the annual report, at any time as it considers appropriate, and comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future; (ii) the sum of Ps.$3,700 million to a reserve for future dividends, authorizing the Board of Directors, until the date of the next Ordinary General Shareholders’ Meeting that will consider the Financial Statements closed as of December 31, 2020, to determine the opportunity and the amount of such distribution, if it is considered convenient and doable, taking into account contractual, financial conditions and the availability of funds, as well as operating results, investments and other aspects that it deems relevant in the development of the activities of YPF S.A.; and (iii) the sum of Ps.$8,934 million to stablish a reserve for investments in accordance with article 70, paragraph third of the General Corporations Law N°19,550, as amended.

5. Determination of remuneration for the Independent Auditor for the fiscal year ended December 31, 2019.

The Shareholders’ Meeting approved by a majority of computable votes to set for Deloitte & Co. S.A. for its audit services as Independent Auditor for the accounting documentation as of December 31, 2019 and the quarterly information as of 2019, a remuneration of Ps.$67,282,194.

6. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2020 and determination of its remuneration.

The Shareholders’ meeting approved by a majority of computable votes the following: (a) to appoint Deloitte & Co S.A. as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2020, informing that, in order to comply with the provisions of Articles 22 and 23 of Chapter III Title II of the Argentine Securities Commission’s Rules (CNV), Messrs. Ricardo César Ruiz and Vanesa Rial De Sanctis—as certifying accountants—and Mr. Diego De Vivo—as alternate certifying accountant -, from Deloitte & Co. S.A., have filed the affidavits required by applicable regulations and (b) that Deloitte & Co. S.A.’s remuneration will be set by the Shareholders’ Meeting at which the annual financial statements for the fiscal year 2020 will be considered.

7. Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2019.

The Shareholders’ Meeting approved by a majority of computable votes the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended on December 31, 2019.

8. Consideration of the Remuneration of the Board of Directors (Ps. $75,500,700) for the fiscal year ended on December 31, 2019 which resulted in computable loss in accordance with the National Securities Commission Regulations.

The Shareholders’ Meeting approved by a majority of computable votes a total remuneration of Ps. $75,500,700 for the Board of Directors for the fiscal year ended December 31, 2019.

9. Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2019.

The Shareholders’ Meeting approved by a majority of computable votes a total remuneration of Ps. $7,723,224 for the Supervisory Committee for the fiscal year ended December 31, 2019.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of the Supervisory Committee of YPF of three (3) regular members and three (3) alternate members.

11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

The Argentine National Government designated, at a Special Class “A” Shareholder’s Meeting, Messrs. Guillermo Stok as regular member of the Supervisory Committee and Walter Antonio Pardi as alternate member of the Supervisory Committee, for the statutory period of one fiscal year.

12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

The Shareholders’ Meeting approved by a majority of computable votes of Class “D” shares to designate Ms. Raquel Inés Orozco and Ms. Norma Mabel Vicente Soutullo as regular members of the Supervisory Committee and Ms. Hebe Cereseto and Ms. Silvia Alejandra Rodríguez as alternate members of the Supervisory Committee, all of them for the statutory period of one fiscal year.

13. Determination of the number of regular and alternate members of the Board of Directors.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of members of the Board of Directors at twelve (12) regular members and eleven (11) alternate members.

14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The Argentine National Government designated Mr. Arturo Carlos Giovenco, at a Special Class “A” Shareholders’ Meeting, as a regular Director with a tenure of one fiscal year.

15. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

The Shareholders’ Meeting approved by a majority of computable votes of Class “D” shares to: (i) appoint as regular Directors Messrs. Guillermo Emilio Nielsen, Gerardo Damián Canseco, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Pedro Martín Kerchner Tomba, Javier David, Ramiro Gerardo Manzanal, Héctor Pedro Recalde, Celso Alejandro Jaque and Sergio Pablo Antonio Affronti, as Regular Directors for Class “D” shares, all of them with a tenure of one fiscal year; and to (ii) appoint Marcelo Roberto Fernández, Guillermo Rafael Pons, Adrián Felipe Peres, Nicolás Constantino Michudis, Miguel Lisandro Nieri, Gerónimo Miranda Cid, Pablo Edgardo Bizzotto, Santiago Martínez Tanoira, Marcos Miguel Browne and Santiago

Álvarez, as Alternate Directors representing Class “D” shares, all of them with a tenure of one fiscal year.

16. Determination of the advanced compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2020.

The Shareholders’ Meeting approved by a majority of computable votes to authorize the approval of payments by the Board of Directors of advanced compensation of directors and members of the Supervisory Committee for the 2020 fiscal year, for up to the amount of $123,483,000.

17. Extension of the powers delegated to the Board of Directors to determine the terms and conditions of the notes issued under the current Global Medium-Term Notes Program.

The Shareholders’ Meeting approved by a majority of computable votes to extend for five years from September 13, 2020—the current expiration date as approved by the Ordinary and Extraordinary General Assembly on April 27, 2018-, the delegation of powers to the Board of Directors and the possibility for the latter to sub-delegate said powers to one or more of its members and/or to one or more senior managers of the Company, for the determination of terms and conditions of the negotiable obligations issued under the Program.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 4, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer